SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2004

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV
Corporate Taxpayers’ Identification (CNPJ/MF): 02.808.708/0001-07
Companies Registrar (NIRE): 35.300.157.770
Publicly Held Company

ANNUAL AND SPECIAL SHAREHOLDERS’ MEETINGS

CALL NOTICE

The shareholders of COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV (the “Company”) are invited to gather together on April 28, 2004, at 10.00 a.m., at the Company’s headquarters, located at Rua Renato Paes de Barros, n° 1.017, 4° andar (parte), conjuntos 41 e 42, Corporate Park Building, Itaim Bibi, in the city and state of São Paulo, for the Annual and Special Shareholders’ Meeting to be jointly held, in order to deliberate on the following AGENDA:

(a) ANNUAL SHAREHOLDERS’ MEETING:

(i)	to take the Manager’s accounts, analyze, discuss and vote the financial statements referring to the fiscal year 2003;

(ii)

to define the allocation of 2003 net income, as well as, ratify the payment of interests on own capital and complementary dividends approved by the Board of Directors in the meeting held on September 2, 2003 and February 27, 2004;

(iii)	to establish the Company’s management global compensation for the fiscal year 2004;

(b) SPECIAL SHAREHOLDERS’ MEETING:

(i)	to approve the cancellation of common and preferred shares issued by the Company that are in treasury, without reducing its capital stock;

(ii)

to approve the Company’s capital increase upon the issue of preferred shares, pursuant to the dispositions of the Company’s Stock Option Plan for executive officers and employees, approved in the Special Shareholders’ Meeting held on September 14, 2000;

(iii)	to change the caput of Article 5 of the Company’s Bylaws, which relates to the capital stock and its division into shares, due to the deliberations referred to in above items (b)(i) and (b)(ii);

(iv)	to approve the Company’s Bylaws consolidation.

General Information:

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Since March 3, 2004, the following documents, referring to the issues included in the Agenda, are available for shareholders’ consultation at the Company’s headquarters and through the Internet, at the Company’s IR website - www.ambev-ir.com, investors section: (i) Management Annual Report; (ii) Financial Statements referring to fiscal year 2003; (iii) Independent Auditors’ Opinion; and (iv) Audit Committee’s Opinion.

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The power of attorneys for representing the shareholders at the general meetings referred to in this Call Notice should be delivered at the Company’s headquarters, Legal Department, up to 3 (three) days prior to the date scheduled for the meetings;

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Shareholders participating into the Bovespa (São Paulo Stock Exchange) Registered Stocks Fungible Custody willing to attend these meetings should submit an statement including their respective stock interests, issued by the proper body, no earlier than 48 (forty-eight) hours prior to the occurrence of such meetings.

São Paulo, April 12, 2004.

Marcel Herrmann Telles / Victório Carlos De Marchi
Co-Chairmen of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 19, 2004

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ Luis Felipe P. Dutra Leite
Luis Felipe P. Dutra Leite Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.